Mail Stop 3561

February 6, 2007

J. Kevin Blodgett, Esq.
General Counsel
Dynegy Acquisition, Inc.
1000 Louisiana Street, Suite 5800
Houston, TX 77002

> **Re:** **Dynegy Acquisition, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 16, 2007**
> **File No. 333-139221**

Dear Mr. Blodgett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 18

1. We note your response to comment 8 in our letter dated January 5, 2007 where you indicated that "[w]hile the risk factors may also be applicable to other companies in the power generation industry, they are also specifically applicable to the businesses of Dynegy and New Dynegy." Please revise the risk factors to describe how they are specifically applicable to you. For example, in your response letter, you refer to the risk factor entitled "New Dynegy's access to the capital markets may be limited" and state that it is specifically applicable to you because you "[w]ill be a highly leveraged company with anticipated near-term capital needs." You further state, "At the same time, there are many companies in the power generation industry that are 'investment grade' and for which the capital markets are almost always open." The risk factor should be revised to include these types of specific disclosure. Accordingly, please

revise your risk factors, as applicable, to state specific material risks to you or to the investors in the offering, or eliminate the generic risk factor.

The Merger, Page 39

Background of the Merger Agreement Transactions, page 39

2. We note your response to comment 13 in our letter dated January 5, 2007, where you revised your disclosure to state, "Although discussions and information exchanges with all of these parties continued through the fall, by mid-November 2005, no definitive proposal had been received from any of them." Please expand your disclosure to more fully describe these discussions and information exchanges, including any preliminary proposals received, so that the possible reasons why these entities chose not to submit definitive proposals are ascertainable. You further disclosed that absent a definitive proposal, Dynegy's management and board "[e]lected to move Dynegy forward as a stand-alone entity…." Given this decision and the fact that the LS Power Group participated in the discussions and information exchanges referenced above without submitting a definitive proposal, we are unclear as to the subsequent events or conversations that transpired leading to the June 2, 2006 meeting between Dynegy and the LS Power Group. Please revise to clarify. In this regard, we also refer you to comment 14 in our letter dated January 5, 2007, which asked for similar information.

3. We note your response to comment 15 in our letter dated January 5, 2007 and reissue the comment. In this regard, we note that your revised disclosure does not appear to contain the level of specificity requested, particularly regarding the consideration negotiations. Please revise accordingly.

Opinions of Financial Advisors to Dynegy, page 43

Opinion of Credit Suisse, page 43

Miscellaneous, page 53

4. We note your response to comment 22 in our letter dated January 5, 2007. Please revise to quantify the portion of the estimated $23 million fee that is contingent upon completion of the merger and contributions and the portion which became payable upon delivery of Credit Suisse's opinion.

Notes to New Dynegy Unaudited Pro Forma Condensed Combined Balance Sheet, page 88

(e) Property, Plant and Equipment, page 88

5. We read your brief response to comment 25 in our letter dated January 5, 2007, the purpose of which was to elicit detailed information regarding Greenhill's estimate of cash flows relating to the Contributing Entities assets that generate the substantial majority of positive cash flows (i.e. the generating units). You indicate that Greenhill's analysis is not "directly comparable" to pro forma adjustments to property, plant and equipment. Given that you used discounted cash flows to determine the fair values of the Contributing Entities property, plant and equipment and given that Greenhill used a discounted cash flow analysis to value the entity, we believe the cash flow streams, along with the discount rates, in each analysis can be compared. Accordingly, please provide us Greenhill's detailed estimates of cash flows relating to the generating units. Please show us how Greenhill determined the "weighted average cost of capital," used to determine equity values. In this regard, we presume Greenhill based this discount rate on a blended mix of equity and debt. If so, please tell us how Greenhill determined the blended rate. Please explain to us the reason for any difference between the blended rate and the discount rate inherent in determining the fair values of property, plant and equipment for the pro forma financial statements based on that discounted cash flow analysis. If there is any difference between the blended rate and the rate inherent in the fair value of plant assets based on projected cash flows, please explain in detail the reasons why this is the case. Finally, please justify why Goodwill, which you anticipate will make up approximately 45% of the purchase price, appears to be relatively high given the tangible asset nature of the Contributing Entities. In this regard please provide a detailed description of the synergies of the merger that justify the over $1.1 billion in anticipated goodwill. To the extent practicable, please provide us some quantification of the synergies or other benefits of the combination that justify paying such a premium relative. Please indicate how long such merger benefits are expected to recur. For our edification, please tell us in greater detail the nature of the $200 million associated with the deferred tax liability. We may have further comment upon review of your response.

(h) Goodwill, page 89

6. We read your response to comment 26 in our letter dated January 5, 2007. Absent an independent appraisal that supports the value of the Class B stock to be issued in the merger or some other detailed analysis, we are unable to concur that additional voting rights offset the illiquid, unregistered nature of the Class B stock. In this regard, we do not understand the basis for your statement in the second bullet point of your response that the market measures Dynegy's capitalization by attributing the same share values to Dynegy Class B stock as it attributes to Dynegy's Class A stock. In this regard, you should tell us your explanation of this point in detail. Finally, tell us how the exchange will be treated from a tax standpoint. Please address all substantive

tax attributes of the exchange including any step-up in asset value and the related basis of the Class B stock.

New Dynegy Business, page 109

7. We note your response to comment 33 in our letter dated January 5, 2007 where you included a glossary of the power industry terms. Please, however, define all industry-specific or technical terms the first time they appear so they are easily understandable to one not familiar with your industry. Please revise here and throughout your document as applicable.

Director and Executive Officer Compensation, page 147

8. We note your response to comment 37 in our letter dated January 5, 2007 and reissue the comment. See SEC Release 33-6534 (May 9, 1984).

Auction Rights, page 170

9. We note your response to comment 39 in our letter dated January 5, 2007. The last paragraph of this section appears to state that the LS Shareholders can "require" that New Dynegy be put up for auction. Yet, in the discussion under the first bullet point, you state that if New Dynegy does not accept a written offer from the LS Shareholders, upon request of the LS Shareholders, New Dynegy will either conduct one of the auctions in (i) and (ii), or "continue in the ordinary course of business," as indicated in (iii). Accordingly, it does not appear that the LS Shareholders have the authority to compel or require an auction. Please revise to indicate whether the LS Shareholders would have any continuing right(s) if New Dynegy decided to continue in the ordinary course of business upon request by the LS Shareholders to conduct an auction. We may have further comment upon review of your response.

10. Please confirm that you will consider the application of Rule 13e-3 under the Exchange Act if the auction process is ultimately pursued as it would appear to be the first step, or only step, in a going private transaction.

Comparison of Rights of Dynegy's Shareholders and New Dynegy's Stockholders, page 194

11. We note your response to comment 40 in our letter dated January 5, 2007. In your response, you indicate that all of the provisions referred to in our comment, except the provision related to written consents, are changing as a result of the application of the default provisions of the DGCL versus the IBCA. Accordingly, a new provision in your Certificate of Incorporation, as opposed to differences in the default provisions, appears to deny your Class A Common stockholders the right to take action by written consent in lieu of a meeting. Accordingly, it appears that Rule 14a-4(a)(3) of the proxy rules would require you to "unbundle" this provision. Further, please revise

your disclosure throughout this section to more clearly disclose the changes to your Certificate of Incorporation as a result of the reincorporation. In this regard, please clearly indicate which changes to your Certificate of Incorporation are a result of the reincorporation and ensure that it is clear to shareholders that if they approve the merger, they approve the reincorporation into DE and, as a result, the indicated provisions will change.

Exhibits

12. We note that in response to comment 42 in our letter dated January 5, 2007, you filed a short-form tax opinion as exhibit 8.1 indicating that the statements of legal conclusions set forth in section "Material U.S. Federal Income Tax Consequences to Dynegy Shareholders" reflect the opinion of counsel. Please revise exhibit 8.1 to clearly state that the tax consequences discussion set forth in the referenced section "is" counsel's opinion, as opposed to "reflects" counsel's opinion. Further, please revise section "Material U.S. Federal Income Tax Consequences to Dynegy Shareholders" to clearly indicate that the discussion of the tax consequences "is" counsel's opinion.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Ruggiero, Staff Accountant, at (202) 551-3331 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Adviser, at (202) 551-3338, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Julien R. Smythe, Esq.
     Akin Gump Strauss Hauer & Feld LLP
     Fax: (713) 236-0822